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                                                                          OMB APPROVAL

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
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                                                                      COMMISSION FILE NUMBER
                                                                             0-49790
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                             NOTIFICATION OF LATE FILING
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                                                                          CUSIP NUMBER:
                                                                            92343X100
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(Check one):         [ ] Form 10-K     [ ]  Form 20-F    [ ]  Form 11-K      |X| Form 10-Q      [ ] Form N-SAR
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         For Period ended:          July 31, 2009

                        ---------------------------------


         |_|      Transition Report on Form 10-K
         |_|      Transition Report on Form 20-F
         |_|      Transition Report on Form 11-K
         |_|      Transition Report on Form 10-Q
         |_|      Transition Report on Form N-SAR
         |_|      For the Transition Period Ended:______________________________


 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART 1 -- REGISTRANT INFORMATION

Verint Systems Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

330 South Service Road
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Address of Principal Executive Office (Street and Number)

Melville, New York  11747
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City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
   [ ] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                              PART III -- NARRATIVE



State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Verint Systems Inc. ("Verint" or the "Company") plans to file its Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2009 as soon as practicable, but does not currently expect that it will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.

         Prior to Verint's initial public offering in May 2002, Verint was a wholly-owned subsidiary of Comverse Technology, Inc. ("Comverse") and, as a result, during that period certain Verint employees received from Comverse options to purchase Comverse common stock. Since May 2002 (other than the June 2002 repricing of stock options by Comverse), no Verint employee has received compensatory awards from Comverse. As previously announced, the Board of Directors of Comverse, which remains the Company's majority stockholder, created a special committee (the "Comverse Special Committee") composed of outside directors, to review matters relating to Comverse's stock option grants, including the accuracy of the stated dates of Comverse option grants and whether Comverse followed all proper corporate procedures. Comverse later announced that its Special Committee had expanded its investigation into certain non-options related accounting matters, including possible revenue recognition errors, errors in recording of certain deferred tax assets, expense misclassification, misuse of accounting reserves, and understatement of backlog. On January 29, 2008, Comverse announced that the Comverse Special Committee had completed its investigation and disclosed a summary of the Special Committee's findings including with respect to the backdating of Comverse stock options.

         As a result of the backdating of the Comverse stock options granted to Verint employees, and as previously disclosed by Verint on February 23, 2007, Verint expects to record additional non-cash stock-based compensation expense in prior periods. For the six fiscal years ended January 31, 2009, 2008, 2007, 2006, 2005, and 2004, the Company estimates this charge to be approximately $0, $0, $0, $28,000, $46,000 and $105,000, respectively, and less than $20 million in the aggregate for all periods. These figures exclude any tax expense or related payments, which have not yet been fully determined but are not expected to exceed $0.5 million. In April of 2006, Verint expects to record additional non-cash stock-based compensation expense estimated at approximately $0.6 million related to the modification by Comverse of Comverse stock options held by Verint employees extending their life during the period Comverse has not been current in its periodic filings with the SEC. The Company also expects to record non-cash benefits of approximately $0.3 million and $0.7 million and a non-cash charge of $2.3 million for changes in the settlement value of Comverse stock options held by Verint employees for the years ended January 31, 2009, 2008, and 2007 respectively, due to certain cash payments made by Comverse to employees of Verint who hold expired Comverse stock options. Additionally, for the fiscal years ended January 31, 2009, 2008 and 2007, the Company expects to record non-cash stock-based compensation charges estimated at $0.5 million, $2.0 million, and $2.6 million, respectively, related to the modification of Verint stock options extending their life during the period the Company has not been current in its periodic filings with the SEC.

         Although there were no allegations or evidence suggesting that measurement dates for options to acquire Verint common stock differed from the recorded grant dates, following the announcement of the Comverse Special Committee investigation, Verint voluntarily conducted an internal review of its own stock option grant practices to determine whether backdating had occurred. No such conduct was uncovered at Verint. In addition, no evidence of option backdating at Verint was discovered by the Audit Committee as part of its independent investigation described below.

         Following the expansion of the Comverse Special Committee investigation into non-options related accounting matters, Verint commenced its own internal investigation into certain non-option accounting matters, including accounting reserves, income statement expense reclassification, and revenue recognition.

         On March 20, 2008, Verint announced that the Audit Committee of the Board of Directors of Verint had completed its independent investigation. As a result of this investigation, the Audit Committee has proposed adjustments to the historical accounting recorded by the Company, which will form the basis of a restatement of the Company's historical financial statements. The restatement related to reserves is expected to affect periods during which reserves were overstated and subsequent periods in which overstated reserves were reduced.

         In connection with the audit of the Company's open and prior periods by Verint's independent registered public accountants, the Company is also conducting a review of its accounting treatment for revenue recognition under complex contractual arrangements under AICPA Statement of Position (SOP) 97-2, Software Revenue Recognition ("SOP 97-2") and other accounting regulations and pronouncements, and of its accounting for associated cost of revenues. In connection with this examination, Verint has, among other things, been performing a comprehensive review of its license and sale agreements, as well as re-performing technical calculations associated with the establishment of vendor specific objective evidence ("VSOE"). VSOE calculations involve making determinations regarding the fair value of the Company's maintenance, professional and implementation services, as well as the application of the relative fair value method to allocate revenue to each element of the Company's bundled hardware and software arrangements. If the Company for accounting purposes is unable to determine the fair value of an undelivered element within a multiple element arrangement, as defined by VSOE, revenue for the entire arrangement is generally deferred until all elements have been delivered.

         The restatement as a result of the Audit Committee's independent investigation described above will also include adjustments relating to the Company's historical application of SOP 97-2, associated cost of revenues, and possibly other revenue recognition rules. Verint is continuing to examine the SOP 97-2 matters described above, as well as other revenue recognition and accounting issues that may arise during the completion of the audit of open and prior periods. There can be no assurance that Verint will not discover additional accounting errors or issues or that such errors or issues, if they exist, will not be material.

         The Company expects the restatement to have a material impact on the Company's historical financial statements, including on reserves, accruals, income, revenue recognition, cost of revenues, and stock option expense. Nevertheless, based on currently available information, Verint believes that the restatement will not impact the existence of Verint's aggregate revenues, including deferred revenue, or the validity of the transactions underlying the Company's revenue. Further, except for the impact of any tax expense or related payments in connection with the recognition of stock option expense, the restatement is not expected to impact historically reported cash balances and cash flows.

         Although the Company intends to file its periodic report for the fiscal quarter ended July 31, 2009 (and any prior periods required for the Company to be current in its reporting obligations, together with any restated historical financial statements) as soon as practicable, because of the ongoing restatement and audit work relating to the preparation of the Company's financial statements for open and prior periods, the Company remains uncertain about when it will become current in its reporting obligations.

         Note: Certain statements and information in this Form 12b-25 that involve expectations, plans, intentions or strategies regarding the future are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. They are often identified by words such as "will," "anticipates," "expects," "intends," "plans," "believes," "estimates" and similar expressions and statements about present trends and conditions that may extend into the future. These statements are not facts and are based upon information available to the Company as of the date of this document. The Company assumes no obligation to revise or update any such forward-looking statement except as otherwise required by law. Forward-looking statements believed true when made may ultimately prove to be incorrect. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and may cause actual results to differ materially from our current expectations. Some of the factors that could cause actual future results or conditions to differ materially from current expectations include the impact of general economic conditions, particularly in information technology spending, on Verint's business, operations, financial condition, and prospects; risk that customers or partners are unable to honor contractual commitments due to liquidity issues, challenges in their business, or otherwise; risk of liquidity or working capital issues at Verint and related risk that financing sources will be unavailable on reasonable terms or at all; risks associated with significant leverage; risk that Verint's financial performance or restatement or both will cause it not to be compliant with requirements of its credit facility; the impact on Verint's business and/or financial statements as a result of Verint's review of certain accounting matters, including revenue recognition, Verint's internal investigation, the audit of Verint's financial results by its independent registered public accountants, and the amount of time needed to complete the same; risk of possible future restatements; the impact on Verint's business and/or financial statements of the Comverse Special Committee's review of certain stock option and accounting matters, Comverse's revenue recognition review, and any accounting issues or errors that may be discovered as part of Comverse's audit process, and the amount of time needed to complete the same; the impact of governmental inquiries arising out of or related to option grants and practices and/or other accounting areas such as reserves investigated by Comverse and Verint, as well as Verint's continued inability to timely file all required reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the risk of regulatory action or private litigation relating to the same; the risk that Verint may be unable to stay current with required Exchange Act filings once Verint again becomes a current filer; Verint's ability to have its common stock relisted on a national securities exchange, such as The NASDAQ Global Market and to maintain such listing; customer, partner, and investor concern and potential transaction deferrals or losses as a result of the foregoing risks; risks associated with Comverse Technology, Inc. controlling Verint's business and affairs; exposure to fluctuations in foreign currency exchange rates, particularly the U.S. dollar to the Israeli shekel; changes in the demand for Verint's products; business model changes resulting from Verint's revenue recognition review and customer reaction to the same; implementation and maintenance of adequate systems and internal controls for our current and future operations and reporting needs; risks associated with Verint's ability to retain existing personnel and recruit and retain qualified personnel in all geographies in which Verint operates; lengthy and variable sales cycles create difficulty in forecasting the timing of sales; on-going revenue recognition review creates difficulty in forecasting revenue and related expense management; risks associated with the Witness combination and related system integration; introducing quality products on a timely basis that satisfy customer requirements and achieve market acceptance; risks associated with significant foreign operations; aggressive competition in all of Verint's markets which creates pressure on pricing; challenges in maintaining margins and reinvestment in the business; risks created by continued consolidation of competitors or introduction of large competitors in our markets; risks that Verint's intellectual property rights may not be adequate to protect its business or that others may make claims on Verint's intellectual property or claim infringement upon their intellectual property rights; risks associated with complex and changing regulatory environment; dependence on government contracts; dependence on limited number of suppliers for certain components; impact of restrictions on or reduction of net operating losses or other tax benefits; risk that Verint improperly handles sensitive or confidential information or risk of misperception of such mishandling; inability to maintain and enhance relationships with resellers, partners, and systems integrators; difficulty of improving Verint's infrastructure to support growth; and other risks described in filings with the Securities and Exchange Commission, including Verint's Current Report on Form 8-K filed September 10, 2007, as supplemented by the Current Reports on Form 8-K filed on November 5, 2007, January 16, 2008 and April 9, 2008. All documents are available through the SEC's Electronic Data Gathering Analysis and Retrieval system (EDGAR) at www.sec.gov or from Verint's website at www.verint.com.


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                          PART IV -- OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification
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                            Peter Fante                                  631                              962-9600
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                              (Name)                                 (Area Code)                     (Telephone Number)
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2.       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
         Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s). |_| Yes |X| No

         Verint did not file its Current Report on Form 8-K/A, which would have amended the Current Report on Form 8-K dated January 9, 2006 to include the financial information required by Form 8-K in connection with the January 9, 2006 acquisition by the Company of MultiVision Intelligence Surveillance Limited's networked video security business.

         Verint did not file its Annual Report on Form 10-K for the fiscal year ended January 31, 2006.

         Verint did not file its Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006.

         Verint did not file its Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2006.

         Verint did not file its Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2006.

         Verint did not file its Annual Report on Form 10-K for the fiscal year ended January 31, 2007.

         Verint did not file its Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007.

         Verint did not file its Current Report on Form 8-K/A, which would have amended the Current Report on Form 8-K dated May 29, 2007 to include the financial information required by Form 8-K in connection with the May 25, 2007 acquisition by the Company of Witness Systems, Inc.

         Verint did not file its Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2007.

         Verint did not file its Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2007.

         Verint did not file its Annual Report on Form 10-K for the fiscal year ended January 31, 2008.

         Verint did not file its Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2008.

         Verint did not file its Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2008.

         Verint did not file its Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2008.

         Verint did not file its Annual Report on Form 10-K for the fiscal year ended January 31, 2009.

         Verint did not file its Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2009.



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3.       Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Because of the ongoing restatement and audit work relating to the preparation of the Company's financial statements for open and prior periods, the Company cannot complete its procedures for the fiscal quarter ended July 31, 2009 and therefore cannot at this time provide a reasonable estimate and comparison of the results of its operations for the fiscal quarter ended July 31, 2009 compared to the fiscal quarter ended July 31, 2008.






================================================================================


                              Verint Systems Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                                     VERINT SYSTEMS INC.
Date:  September 9, 2009                             By:  /s/ Peter Fante
                                                        ------------------------
                                                     Name:   Peter Fante
                                                     Title:  Chief Legal Officer